

CONSOLIDATED TOMOKA

If we refer to "we," "us," "our," or "the Company," we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'anticipate,' 'assume,' 'believe,' 'estimate,' 'expect(s),' 'intend,' 'believes,' or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. All of such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ('SEC'), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov

cto: a snapshot

ticker	cto
wtd avg shares*	5.7m
share price (as of 3/15/2013)	$37.89
annual dividend*	$0.04
52-week trading range (as of 3/15/2013)	$25.50 - $37.89
equity market capitalization (as of 3/15/2013)	$216.65m
cash*	$1.30m
total debt*	$29.13m
other liabilities*	$41.35m
debt less cash* / total enterprise value	11.3%
book value per share*	$19.98

*as of 12/31/2012

cto: a snapshot

$ in millions

land	more than 11,000 acres of land in daytona beach area
income properties	38 income properties
golf	LPGA International – 39 holes of championship golf
other	490,000 acres subsurface rights / 22 billboards

revenue: the growth

$ in millions

2012	**$17.33**
2011	$14.06
2010	$12.27

land transactions: recovering

$ in millions

2012	$0.87
2011	$0.00
2010	$0.00

revenue highlights: growing

$ in millions

	fy'12	fy'11	fy'10
income properties	**$9.56**	$8.78	$8.69
number of states	**7**	3	3
number of properties[1]	31	25	26
wtd avg lease term[1]	**10.6**	9.8	10.8
real estate operations (land transactions, subsurface)	**$3.10**	$0.50	($0.93)
golf operations	$4.51	$4.66	$4.47
other (agriculture)	$0.16	$0.12	$0.04

[1] excluding self-developed properties

segment income*: moving the needle

$ in millions

	fy'12	fy'11
income properties	$8.88	$8.25
real estate operations	$2.39	($0.25)
golf operations	($0.88)	($1.33)
other	($0.03)	($0.53)
Fy '12 income	**$10.36**	**$6.14**

*revenues less direct cost of revenue

income properties: accelerating

$ in millions

2013	acquired 7 properties	$27.62
	sold 2 properties	($7.60)
	net	**$20.02**

2012	acquired 8 properties	$25.91
	sold 2 properties	($8.02)
	net	**$17.89**

2011	acquired 0 properties	$0.00
	sold 1 property	($2.90)
	net	($2.90)

golf operations: improving

2012	new management (clubcorp)
	increased membership (nearly doubled)
	clubhouse renovations – malcolm's restaurant & pro shop
	reduced operating costs
	lease amendment with city of daytona beach

malcom's: at LPGA International






recurring g&a

$ in millions

	fy'12	fy'11
gross g&a	$6.62	$5.44
stock compensation	($1.05)	($0.25)
personnel change	($0.17)	($0.51)
non-cash reserves	($0.72)	($0.00)
recurring g&a	**$4.68**	**$4.68**
employee count	13	18

eps: positioned for growth

	fy'12	fy'11
eps	**$0.10**	**($0.82)**
items impacting eps		
stock compensation	($0.07)	($0.02)
personnel change	($0.01)	($0.03)
non-cash reserves	($0.05)	$0.00
impairments	$0.00	($0.45)

balance sheet: assets

$ in millions

	fy'12	fy'11
cash and cash equivalents	$1.30	$0.01
restricted cash	$0.00	$2.78
refundable income tax	$0.24	$0.40
land and development costs	$27.85	$27.83
intangible assets – net	$4.53	$3.57
assets held for sale	$3.43	$7.69
other assets	$8.25	$8.02
pp&e - net	$139.10	$119.97
total assets	$184.70	$170.27

balance sheet: liabilities & equity

$ in millions

	fy'12	fy'11
accounts payable	$0.44	$0.39
accrued liabilities	$6.97	$7.32
accrued stock-based compensation	$0.27	$0.48
pension liability	$1.32	$1.59
deferred income taxes – net	$32.35	$32.05
note payable and line of credit	$29.13	$15.27
total liabilities	**$70.48**	**$57.10**
total shareholder equity	$114.22	$113.16
total liabilities & shareholder equity	**$184.70**	**$170.27**

CONSOLIDATED TOMOKA

book value: relative value



"The Scream" sold at Sotheby's for a record $120 Million

CTO's Shareholder Book Equity is only $114 Million!

debt: moving the needle

- feb '12, replaced $25m secured line of credit and amortizing mortgage debt due in 2012 with $46m unsecured line of credit due in 2015
- new unsecured debt at lower rate than previous secured debt
- in feb '13, unsecured line of credit capacity increased to $66m
- line of credit lending group includes Bank of Montreal, Wells Fargo Bank N.A., and BB&T
- recently closed $30m of 5 and 10 year fixed-rate debt

management: new team

		started with company
john albright ceo	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
mark patten cfo	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
steven greathouse vp-investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
jeff robbins director of real estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012
linda crisp vp-corporate secretary		1976

cto: why invest?

- unlocking value

- growing cash flow

- continue investment diversification in location and credit

- growth runway – modest debt / strong credit line

- organic capital generation – converting land to income

- florida & national real estate recovery

- experienced management team

CONSOLIDATED TOMOKA

daytona beach: highlights

DAYTONA BEACH & ORMOND BEACH

- 103,000 residents
- msa: 495,000
- 9 million visitors expected in 2013
- major traffic generators
  - "world's most famous beach"
    - 23 miles of beach
    - over 50 area hotels
  - Daytona International Speedway
    - 8 major racing weekends per year including races: Daytona 500, Rolex 24, Gatorade Duels, Coke Zero 400, etc.
    - International Speedway Corp planning major renovations
- approximate mileage from daytona beach:
  - 53 miles to orlando (MSA pop. 2.1 million)
  - 90 miles to jacksonville (MSA pop. 1.3 million)
  - 139 miles to tampa (MSA pop. 4.2 million)
- excellent interstate exposure:
  - I-95 north/south from jacksonville to miami
  - I-4 east/west from daytona beach through orlando to tampa
- convenient commercial airline service
  - daytona beach international airport (Delta -atlanta / US Air- charlotte)


Jacksonville
100 mile radius
Daytona Beach
60 mile radius
The Villages
Orlando
Tampa
St Petersburg
Pensacola
Tallahassee
Gainesville
Lakeland
Sarasota
Port Charlotte
Fort Myers
Naples
West Palm Beach
Fort Lauderdale
Miami
10
75
95
4

CONSOLIDATED TOMOKA

20

11,000+ acres: well-positioned land



- the company owns more than 11,000+ acres;
  - 1,500 acres of which are east of I-95
  - over 17 square miles of land is located in the city of daytona Beach
- over 200 acres along I-95 at the LPGA blvd interchange available
- land uses include:

  - medical

  - office

  - industrial

  - retail

  - multi-family

  - residential

11,000+ acres: well-positioned land


Jacksonville
Walmart
95
40
Stagecoach Road Extension
Hand Avenue Extension
Tymber Creek Road Extension
State Conservation Land
Florida Hospital
Advanced Technology College
Williamson Blvd
LPGA Blvd
Mason Ave
Fire Station
GOLF
TENNIS
Bayberry Lakes
Dunn Ave Overpass
Water Treatment Plant
Father Lopez High School
Municipal Stadium
Grande Champion
KB Homes
Daytona International Speedway
Daytona International Airport
Volusia Mall
92
Halifax Hospital
Daytona State College
Embry Riddle Aeronautical University
Daytona Beach
ver (Atlantic Intercoastal Waterway)
Sunset Harbor Yacht Club
Ocean Center
News Journal Performance Center
Jackie Robinson Ball Park
Halifax River Yacht Club
4
95
92
Daytona Beach Industrial Park
Orlando
Miami

daytona beach: lpga & I-95



Florida Hospital
UP TO
200± ACRES
13,570
AADT
WILLIAMSON BLVD
23,210
AADT
LPGA BLVD
95
74,500
AADT
UP TO
80± ACRES
UP TO
80± ACRES

CONSOLIDATED TOMOKA

daytona beach: gateway center



GATEWAY BUSINESS CENTER
PHASE I
10 ACRES / 146,000 SF

DAYTONA BEACH AUTOMALL

VITAS - 55,000 SF

COSTA DEL MAR - 31,600 SF

ARK TECHNOLOGIES
50,000 SF

33,000 SF EXPANSION

DAYTONA BEVERAGES
64,240 SF

TELEDYNE
52,000 SF
EXPANSION

TELEDYNE
97,640 SF

PIEDMONT PLASTICS
58,200 SF

MASON AVENUE EXTENSION

MASON COMMERCE CENTER
PHASE II
30,720 SF AVAILABLE
5.5 ACRES

MASON COMMERCE CENTER
PHASE I - 15,360 SF

MASON COMMERCE CENTER
PHASE I - 15,360 SF

WILLIAMSON BOULEVARD

daytona beach: area activity


74,500
AADT
INTERSTATE
95
Ford
AUTO
MALL
DODGE
BMW
MORNING
TRAFFIC
EVENING
TRAFFIC
LPGA BLVD
Vince Carter's
Wendy's
ELEVEN
CORNERSTONE
OFFICE PARK
23,210
AADT
13,570
AADT
WILLIAMSON BLVD
CONVENIENCE
STORE
UNDER
CONTRACT

income properties: locations





Bank of America

9: CA



BEST BUY

1: GA

Walgreens

5: FL / 1: CO / 1: GA



BUFFALO WILD WINGS GRILL & BAR

1: AZ

CHASE

1: IL

Harris Teeter
Your Neighborhood Food Market

1: NC



BARNES & NOBLE
BOOKSELLERS

1: FL



DICK'S SPORTING GOODS

1: GA

CVS

8: FL



LOWE'S

1: NC

PNC

2: FL



BIG LOTS!

1: AZ

Hilton Grand Vacations

2: FL

income properties: location list

as of 3/15/2013

Tenant	City	State	Area (Square Feet)
Bank of America	Garden Grove	CA	7,570
Bank of America	Laguna Beach	CA	11,029
Bank of America	Mission Viejo	CA	9,034
Bank of America	Mission Viejo	CA	5,975
Bank of America	Westminster	CA	7,620
Bank of America	La Habra	CA	12,150
Bank of America	Los Alamitos	CA	11,713
Bank of America	Walnut	CA	8,730
Bank of America	Yorba Linda	CA	4,339
Barnes & Noble	Daytona Beach	FL	28,000
Best Buy	McDonough	GA	30,038
Big Lots	Phoenix	AZ	34,512
Buffalo Wild Wings	Phoenix	AZ	6,030
CVS [2]	Clermont	FL	13,824
CVS [2]	Melbourne	FL	10,908
CVS [2]	Sanford	FL	11,900
CVS [2]	Sanford	FL	13,813
CVS [2]	Sebastian	FL	13,813
CVS [2]	Sebring	FL	12,174
CVS [1] [2]	Tallahassee	FL	10,880
CVS [2]	Vero Beach	FL	13,813
Dick's Sporting Goods	McDonough	GA	46,315
Harris Teeter	Charlotte	NC	45,089
Hilton Resorts Corporation	Orlando	FL	102,019
Hilton Resorts Corporation	Orlando	FL	31,895
JPMorgan Chase	Chicago	IL	4,635
Lowe's	Lexington	NC	114,734
PNC Bank	Orlando	FL	4,128
PNC Bank	Altamonte Springs	FL	4,128
Walgreens	Boulder	CO	14,820
Walgreens	Apopka	FL	14,560
Walgreens	Clermont	FL	13,650
Walgreens	Kissimmee	FL	13,905
Walgreens	Orlando	FL	15,120
Walgreens	Palm Bay	FL	13,905
Walgreens	Alpharetta	GA	15,120
36 Properties			**731,888**

Primary Tenant			
Merril Lynch (36%)	Concierge Building, Daytona Beach	FL	22,012
State of Florida Dept of Revenue (62%)	Mason Commerce Center, Daytona Beach	FL	30,720
2 Self-Developed Multi-Tenant Properties			**52,732**
Total 38 Properties			**784,620**



CONSOLIDATED TOMOKA

(1) Expanded in 2011 at a cost of $1,600,000 in exchange for a new twenty-five year lease term.
(2) Leases are with Holiday CVS, L.L.C.

top shareholders

as of 12/31/2012

SHAREHOLDER	SHARES	%
Wintergreen Advisers LLC	1,543,075	26.39
Third Avenue Management LLC	524,555	8.97
BlackRock Institutional	299,119	5.11
Carlson Capital LP	224,583	3.84
Brookfield Asset Management	196,743	3.36
Dimensional Fund Advisors, Inc.	154,631	2.64
Vanguard Group, Inc.	154,625	2.64
Royce & Associates Inc.	126,314	2.16
TOP SHAREHOLDERS	**3,396,182**	**55.11%**

CONSOLIDATED TOMOKA

contact us

consolidated-tomoka land co.
1530 cornerstone boulevard
daytona beach, fl 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
NYSE MKT: CTO

for additional information, please see our annual report on
form 10-k for the year ended december 31, 2012, a copy of
which may be obtained by writing the corporate secretary
at the address above, or at www.ctlc.com.